CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)


      1.  Name of Corporation: OmniNet Media.com, Inc.

      2. The articles have been amended as follows (provide article numbers, if available):

      Article 1 is hereby amended to read as follows:

     The name of the corporation is OmniNet Media Corporation.

      3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by provisions of the articles of incorporation have voted in favor of the amendment is:
61.36%.

     4.   Signatures (Required)


/s/ Don Steffens                          /s/ Jim Graves
President or Vice President               Secretary or Asst Secretary